# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Kymera Therapeutics, Inc., CIK 0001815442
CUSIP: 501575104
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 500 NORTH BEACON STREET, 4TH FLOOR, WATERTOWN, Massachusetts (MA), 02472
Date of event which requires filing of this statement: 06/26/2026
Amends the filing with accession number 0000921895-20-002327
Filed by CIK 0000918923
Persons authorized to receive notices and communications: JAMES KRATKY, BVF PARTNERS L.P., 44 Montgomery St., 40th Floor, San Francisco, California (CA), 94104, 415-525-8830

## Reporting persons
- BIOTECHNOLOGY VALUE FUND L P (CIK 0000918923): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 2,712,852; sole dispositive power 0; shared dispositive power 2,712,852; aggregate amount beneficially owned 2,712,852 (3.3% of the class)
- BVF I GP LLC (CIK 0001803805): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,712,852; sole dispositive power 0; shared dispositive power 2,712,852; aggregate amount beneficially owned 2,712,852 (3.3% of the class)
- BIOTECHNOLOGY VALUE FUND II LP (CIK 0001102444): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 2,124,859; sole dispositive power 0; shared dispositive power 2,124,859; aggregate amount beneficially owned 2,124,859 (2.6% of the class)
- BVF II GP LLC (CIK 0001803806): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,124,859; sole dispositive power 0; shared dispositive power 2,124,859; aggregate amount beneficially owned 2,124,859 (2.6% of the class)
- Biotechnology Value Trading Fund OS LP (CIK 0001660683): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 292,856; sole dispositive power 0; shared dispositive power 292,856; aggregate amount beneficially owned 292,856 (0.4% of the class)
- BVF Partners OS Ltd. (CIK 0001660684): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 292,856; sole dispositive power 0; shared dispositive power 292,856; aggregate amount beneficially owned 292,856 (0.4% of the class)
- BVF GP HOLDINGS LLC (CIK 0001803809): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,837,711; sole dispositive power 0; shared dispositive power 4,837,711; aggregate amount beneficially owned 4,837,711 (5.8% of the class)
- BVF PARTNERS L P/IL (CIK 0001055947): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,237,151; sole dispositive power 0; shared dispositive power 5,237,151; aggregate amount beneficially owned 5,237,151 (6.3% of the class)
- BVF INC/IL (CIK 0001056807): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,237,151; sole dispositive power 0; shared dispositive power 5,237,151; aggregate amount beneficially owned 5,237,151 (6.3% of the class)
- LAMPERT MARK N (CIK 0001233840): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,237,151; sole dispositive power 0; shared dispositive power 5,237,151; aggregate amount beneficially owned 5,237,151 (6.3% of the class)
- Hrustanovic Gorjan (CIK 0001821194): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 116,190; shared voting power 0; sole dispositive power 116,190; shared dispositive power 0; aggregate amount beneficially owned 116,190 (0.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Kymera Therapeutics, Inc.
Address of issuer's principal executive offices: 500 NORTH BEACON STREET, 4TH FLOOR, WATERTOWN, Massachusetts (MA), 02472

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares beneficially owned by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

The aggregate purchase price of the 1,960,881 Shares directly beneficially owned by BVF is approximately $54,932,224, including brokerage commissions. The aggregate purchase price of the 751,971 pre-funded warrants (the "Pre-Funded Warrants") owned by BVF is approximately $22,111,156.

The aggregate purchase price of the 1,592,261 Shares directly beneficially owned by BVF2 is approximately $42,733,348, including brokerage commissions. The aggregate purchase price of the 532,598 Pre-Funded Warrants owned by BVF2 is approximately $15,877,547.

The aggregate purchase price of the 240,123 Shares directly beneficially owned by Trading Fund OS is approximately $6,752,026, including brokerage commissions. The aggregate purchase price of the 52,733 Pre-Funded Warrants owned by Trading Fund OS is approximately $1,331,503.

The aggregate purchase price of the 78,787 Shares held in the Partners Managed Account is approximately $2,380,609, including brokerage commissions. The aggregate purchase price of the 27,797 Pre-Funded Warrants held in the Partners Managed Account is approximately $960,907.

Stock options held by Mr. Hrustanovic referencing 40,127 Shares, 20,063 Shares, 12,000 Shares, 12,000 Shares, 16,000 Shares, 16,000 Shares and 6,068 Shares, 116,190 Shares of which Mr. Hrustanovic may be deemed to beneficially own, were awarded to him on August 20, 2020, June 16, 2021, June 15, 2022, June 15, 2023, June 18, 2024, June 25, 2025 and June 24, 2026, respectively, for no consideration in connection with his service on the Board. Pursuant to a certain agreement entered into between Partners and Mr. Hrustanovic, Mr. Hrustanovic is obligated to transfer the economic benefit, if any, received upon the sale of the Shares issuable upon exercise of the above referenced stock options to Partners.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon a denominator that is the sum of: (i) 82,257,588 Shares outstanding as of April 24, 2026, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 30, 2026, and (ii) certain or all of the 1,365,099 Shares underlying the Pre-Funded Warrants held by the Reporting Persons and Partners Managed Account, as applicable.

As of the date hereof, the Reporting Persons, together with the Partners Managed Account, hold an aggregate of 1,365,099 Pre-Funded Warrants, which are exercisable into an aggregate of 1,365,099 Shares. The Pre-Funded Warrants are exercisable at any time at an exercise price of $0.0001 per Share and do not expire. A holder of Pre-Funded Warrants will not be entitled to exercise any portion of any Pre-Funded Warrant held by them that, upon giving effect to such exercise, would cause the aggregate number of Shares beneficially owned by such holder (together with their attribution affiliates) to exceed 9.99% of the number of Shares that would be outstanding immediately after giving effect to the exercise (the "Warrants Blocker"). As of the date hereof, the Warrants Blocker does not limit the exercise of any of the Pre-Funded Warrants held by the Reporting Persons and the Partners Managed Account.

In addition, if the exercise of a Pre-Funded Warrant would result in a holder of Pre-Funded Warrants (together with its attribution affiliates) acquiring beneficial ownership of Shares (together with all other equity owned by such holder at such time) equal to or in excess of the notification threshold (the "HSR Threshold") applicable to the holder under the Hart-Scott-Rodino Act (the "HSR Act") as of the date of delivery of the applicable exercise notice, and no exemption to filing a notice and report form under the HSR Act is applicable, then only such portion of the Pre-Funded Warrants held by such holder, which when exercised does not exceed the HSR Threshold, shall be exercisable and the applicable exercise notice shall be deemed to relate only to such portion of the Pre-Funded Warrants, and the remaining portion of the Pre-Funded Warrants in excess of the HSR Threshold shall not be exercisable until the expiration or early termination of the applicable waiting period under the HSR Act or receipt of applicable approval.

As of the date hereof, (i) BVF beneficially owned 2,712,852 Shares, including 751,971 Shares underlying the Pre-Funded Warrants held by it, representing percentage ownership of approximately 3.3% of the Shares outstanding, (ii) BVF2 beneficially owned 2,124,859 Shares, including 532,598 Shares underlying the Pre-Funded Warrants held by it, representing percentage ownership of approximately 2.6% of the Shares outstanding, (iii) Trading Fund OS beneficially owned 292,856 Shares, including 52,733 Shares underlying the Pre-Funded Warrants held by it, representing percentage ownership of less than 1% of the Shares outstanding, and (iv) 106,584 Shares were held in the Partners Managed Account, including 27,797 Shares underlying the Pre-Funded Warrants held by it, representing percentage ownership of less than 1% of the Shares outstanding.

BVF GP, as the general partner of BVF, may be deemed to beneficially own the 2,712,852 Shares beneficially owned by BVF, representing percentage ownership of approximately 3.3% of the Shares outstanding.

BVF2 GP, as the general partner of BVF2, may be deemed to beneficially own the 2,124,859 Shares beneficially owned by BVF2, representing percentage ownership of approximately 2.6% of the Shares outstanding.

Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own the 292,856 Shares beneficially owned by Trading Fund OS, representing percentage ownership of less than 1% of the Shares outstanding.

BVF GPH, as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the 4,837,711 Shares beneficially owned in the aggregate by BVF and BVF2, representing percentage ownership of approximately 5.8% of the Shares outstanding.

Partners, as the investment manager of BVF, BVF2 and Trading Fund OS, and the sole member of Partners OS, may be deemed to beneficially own the 5,237,151 Shares beneficially owned in the aggregate by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Account, representing approximately 6.3% of the Shares outstanding.

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 5,237,151 Shares beneficially owned by Partners, representing percentage ownership of approximately 6.3% of the Shares outstanding.

Mr. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 5,237,151 Shares beneficially owned by BVF Inc., representing percentage ownership of approximately 6.3% of the Shares outstanding.

As of the date hereof, Mr. Hrustanovic beneficially owned 116,190 Shares underlying certain stock options which have vested or will vest within 60 days hereof, excluding 6,068 Shares underlying certain stock options which have not vested and will not vest within 60 days hereof, representing percentage ownership of less than 1% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

On June 26, 2026, the Reporting Persons and the Partners Managed Account sold an aggregate of 1,630,658 Shares at a price per Share of $106.50. BVF sold 837,914 Shares, BVF2 sold 627,597 Shares, Trading Fund OS sold 113,289 Shares, and the Partners Managed Account sold 51,858 Shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

Stock options referencing 6,068 Shares were awarded to Mr. Hrustanovic on June 24, 2026 for no consideration in connection with his service on the Board. Such stock options shall vest in full upon the earlier to occur of (i) June 24, 2027 and (ii) the date of the next annual meeting of the Issuer's stockholders. Pursuant to a certain agreement entered into between Partners and Mr. Hrustanovic, Mr. Hrustanovic is obligated to transfer the economic benefit, if any, received upon the sale of the Shares issuable upon exercise of the above referenced stock options to Partners.

## Signatures
- BIOTECHNOLOGY VALUE FUND L P: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (06/26/2026)
- BVF I GP LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (06/26/2026)
- BIOTECHNOLOGY VALUE FUND II LP: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (06/26/2026)
- BVF II GP LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (06/26/2026)
- Biotechnology Value Trading Fund OS LP: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (06/26/2026)
- BVF Partners OS Ltd.: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (06/26/2026)
- BVF GP HOLDINGS LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (06/26/2026)
- BVF PARTNERS L P/IL: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (06/26/2026)
- BVF INC/IL: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (06/26/2026)
- LAMPERT MARK N: /s/ Mark N. Lampert, Mark N. Lampert (06/26/2026)
- Hrustanovic Gorjan: /s/ Gorjan Hrustanovic, Gorjan Hrustanovic (06/26/2026)